

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 1, 2008

<u>via U.S. Mail</u>

W. Edward Nichols, President
Bedrock Energy, Inc.
8950 Scenic Pine Drive
Suite 100
Parker, CO 80134

> **Re:** **Bedrock Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2008**
> **File No. 333-151398**

Dear Mr. Nichols:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please provide the disclosure required by Item 501(b)(3) of Regulation S-K.

2.   We note your disclosure that you are offering 500,000 shares to the public for a period of up to sixty days after effectiveness of your registration statement. Please clarify in the first paragraph of your summary that there is no minimum amount of securities that must be sold in the direct offer and that accordingly, all

funds received in the offer will be retained by the company regardless of the amount of shares sold.   Please further clarify in the first paragraph that there are no arrangements to place any funds that you receive from investors in escrow and highlight text advising investors that you will not return funds received at the end of the expiration of the offer period.

3.   Please add risk factor disclosure disclosing the risks to an investor participating in the direct offer given that it is not structured on an "all-or-none" or "minimum/maximum" basis.

Selling Stockholders, page 19

4.   Please disclose the individual(s) with voting or dispositive power with respect to the securities offered for resale by those of your selling security holders that are not individuals. Please see Interpretation I.60 under the Regulation S-K section of our July 1997 Manual of Publicly Available Telephone Interpretations, as well as Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes.

5.   Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that the selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require

for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

<u>via facsimile</u>

Michael A. Littman, Esq.
(303) 431-1567